(Formerly Arco Resources Corp.)

Management’s Discussion and Analysis

Nine Months Ended January 31, 2019

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Nine Months Ended January 31, 2019

The following management's discussion and analysis ("MD&A") is intended to help the reader understand Cannex Capital Holdings Inc.’s ("Cannex" or the "Company") financial statements. The information provided herein should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the nine months ended January 31, 2019 and the audited consolidated financial statements and notes for the period ended April 30, 2018. All amounts are stated in United States dollars ("$") unless otherwise indicated; amounts denominated in Canadian dollars are indicated by "C$". The effective date of this report is March 30, 2019.

The Company’s unaudited condensed consolidated interim financial statements for the period ended January 31, 2019 have been prepared in accordance with IAS 34 – Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements. See the "Forward-Looking Statements" section of the report.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable. The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The board of directors and the audit committee meet with management on a quarterly basis to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Description of Business and Overview

Cannex, through its wholly owned subsidiaries, provides a range of comprehensive and flexible growth options for licensed cannabis cultivators, processors and dispensaries in the United States, including provision of: (1) turn-key real estate with operational infrastructure; (2) cannabis growing-related consulting services; (3) purchasing agent services; and (4) sales of packaging and other non-cannabis product inputs, such as soil, indoor lighting and packaging. The Company has operations in Washington State and a corporate head office in Vancouver, BC, Canada.

Cannex was formed by an amalgamation (the "Amalgamation") under the laws of British Columbia on March 13, 2018 and its common shares are listed on the Canadian Securities Exchange ("CSE") under the symbol "CNNX" and on the OTCQX market under "CNXXF". The Company is a reporting issuer in the provinces of British Columbia, Alberta and Ontario, and the head office of the Company is in Vancouver, BC, Canada.

The Amalgamation constituted a reverse takeover of Arco Resources Corp. by Cannex Capital Group Inc. ("Cannex Group") following which the Company, through its wholly-owned subsidiary Cannex Holdings (Nevada) Inc., acquired 100% of the membership interests of BrightLeaf Development LLC ("BrightLeaf") a limited liability company organized under the laws of the state of Washington. BrightLeaf, through subsidiaries, holds real estate assets, leasehold improvements, brands and other intellectual property, and material supply agreements with Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), a Washington State licensed cannabis producer and processor and 7Point Holdings LLC, another Washington State licensed cannabis producer and processor.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Nine Months Ended January 31, 2019

Change of Year End

Cannex Group had a September 30 year end but, in conjunction with the Amalgamation, was required to change its year end to April 30. This change resulted in the current January 31, 2019 statements of comprehensive income (loss), equity and cash flow being misaligned to the comparative statements which are for the nine-month period ended December 31, 2017.

Corporate Developments

  In December 2018, the Company entered into a binding letter agreement (the "Interim Agreement") regarding a business combination (the "Transaction") with 4Front Holdings, LLC ("4Front") and executed an unsecured demand promissory note allowing 4Front to borrow up to $8,000,000 during the pendency of the Transaction (the "4Front Note"). By mutual agreement, the 4Front Note was later increased to up to the principal amount of $13,000,000. See 4Front Transaction section below for more information.

  In November 2018, the Company closed a $32,000,000 secured debt financing with Gotham Green Partners LLC ("GGP"). The use of proceeds was the repayment of all other existing indebtedness of the Company totaling approximately $9,400,000, general corporate purposes, and working capital.
  See Gotham Green Partners Financing section below for more information.

4Front Note

In December 2018, Cannex issued to 4Front the 4Front Note. The 4Front Note will provide 4Front additional capital to execute on growth initiatives and potential acquisitions while Cannex and 4Front move towards the Transaction.

The 4Front Note bears interest at the published prime rate ("Prime") (5.5% as of December 20, 2018). If the Transaction fails to close by April 30, 2019, or some other date as mutually agreed, the interest rate increases to Prime plus 5%, and the 4Front Note must be repaid within 90 days.

As of the date hereof, Cannex has advanced $13,000,000 under the 4Front Note.

Gotham Green Partners Financing

In November 2018, the Company issued to GGP $32,000,000 in senior secured convertible notes with a maturity date of November 21, 2021 (the "Notes"). The Notes have a coupon of LIBOR +11% in year 1, LIBOR +10% in year 2 and LIBOR +9.5% in year 3, with agreed voluntary prepayment rights after the first anniversary of the closing date. The Notes are exchangeable into shares of the Company at a 25% premium to $0.66 (the "Reservation Price"), or $0.83. The Notes include warrants (the "Warrants") to purchase $7,000,000 in shares at 150% of the Reservation Price ($1.00), $6,000,000 in shares at 200% of the Reservation Price ($1.33), and $4,000,000 in shares at 300% of the Reservation Price ($1.99), all such prices secured with the CSE. Half of the interest payable under the Notes is paid monthly in cash, and half is paid in kind.

Net proceeds of the GGP financing were $30,716,000. The use of proceeds is: (1) repayment of approximately $9,400,000 in convertible promissory notes owed as a part of the contribution and redemption agreement pursuant to which the Company became the ultimate owner of BrightLeaf, (2) working capital, and (3) general corporate purposes.

The Notes and Warrants are subject to a four-month plus one day statutory hold period from date of issuance in Canada, along with applicable US securities law restrictions.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Nine Months Ended January 31, 2019

Subsequent Events

  In March 2019, the Company made a $500,000 investment into a California-based company focused on products in the beauty and wellness industry.

  In March 2019, the Company signed the Definitive Agreement, as defined below, with 4Front, pursuant to which 4Front has agreed to combine with Cannex in an all-stock transaction whereby the former securityholders of Cannex and 4Front will become securityholders in the combined company. 4Front is an U.S.-based cannabis company which owns, manages, controls, or services cannabis licenses in Illinois, Massachusetts, Pennsylvania, Maryland, Arizona, and Michigan in addition to having license applications in other U.S. states. See 4Front Transaction section below for more information

  In March 2019, the Company and 4Front agreed to (1) extend the maturity of the 4Front Note to December 31, 2019 and (2) increase the principal amount of the 4Front Note to up-to $13,000,000.

  In February 2019, the Company signed a binding letter agreement to acquire 100% of Pure Ratios Holdings, Inc. ("Pure Ratios"), a California based cannabis wellness company in a cash and stock transaction. The Company also loaned Pure Ratios $400,000 pursuant to a secured convertible promissory note (the "Pure Ratios Note") to provide for growth initiatives and general working capital during the pendency of the transaction. In addition, the Company loaned $1,000,000 pursuant to a secured convertible promissory note to Accucanna LLC, an affiliate of Pure Ratios which is not being acquired by the Company. See Pure Ratios Transaction section below for more information.

  In February 2019, the Company retained Hybrid Financial Ltd. ("Hybrid") to provide marketing and branding distribution services to the Company. The agreement between the Company and Hybrid consists of a monthly retainer of $14,000 for an initial six-month period, and an option grant of 200,000 options with a $1.00 exercise price expiring February 2024.

4Front Transaction

In December 2018, the Company, 4Front and its affiliates entered into a definitive agreement dated March 1, 2019 (the "Definitive Agreement") in respect of the Transaction whereby the former securityholders of Cannex and 4Front will become securityholders in the combined company (the "Resulting Issuer") through an all-stock transaction. Cannex and 4Front are arm’s length parties. In connection with the Transaction, an application has been made to list the Resulting Issuer’s subordinate voting shares ("Subordinate Voting Shares") for trading on the CSE initially under Cannex’s symbol "CNNX", and it is expected that a new ticker symbol will be obtained in connection with the Transaction. The Transaction is subject to CSE approval, approval of the 4Front members, approval of at least 66 2/3% of the votes cast by Cannex shareholders at a special meeting expected to take place on April 18, 2019, and other customary closing conditions.

Under the terms of the Definitive Agreement, the Transaction will be carried out by way of a plan of arrangement under the Business Corporations Act (British Columbia). Former members of 4Front will, through a series of transactions, exchange such interests for 327.4 million shares in the Resulting Issuer on an as-converted basis (the "Consideration Shares"), subject to minor adjustment provisions to be included in the Definitive Agreement. The number of Consideration Shares was determined by way of a previously agreed ratio such that the shareholder ratio will proportionally equal 1:1.75 Cannex shareholders to former 4Front members on closing of the Transaction (the "Exchange Ratio"). Holders of Cannex common shares will receive Subordinate Voting Shares on a 1:1 basis. Holders of Class A restricted voting shares of Cannex will receive proportionate voting shares of the Resulting Issuer ("Proportionate Voting Shares") on an 80:1 basis. Each Proportionate Voting Share carries 80 votes and each Subordinate Voting Share carries one vote.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Nine Months Ended January 31, 2019

The Proportionate Voting Shares will not be listed for trading on the CSE but may be exchanged for Subordinate Voting Shares in certain circumstances. Pursuant to the Transaction, certain key members of 4Front, namely Joshua Rosen, Trevor Pratte, Karl Chowscano, Andrew Thut and Kris Krane (collectively, the "4Front Key Shareholders"), are expected to receive multiple voting shares of the Resulting Issuer ("Multiple Voting Shares") where each Multiple Voting Share carries 800 votes. The Multiple Voting Shares will not be listed for trading on the CSE and may only be transferred or converted into Proportionate Voting Shares in certain circumstances. The Multiple Voting Shares are intended to provide voting control to the 4Front Key Shareholders.

The Exchange Ratio was determined when the parties entered into the Interim Agreement. The pre-agreed ratio provides for a pre-Transaction value to 4Front shareholders of approximately C$368.4 million calculated using a Cannex share price of C$1.125 per share. Cannex Shareholders holding ~68.9% of total outstanding common and Class A shares, including all directors and officers, have executed lock up and voting support agreements in favor of the Transaction.

For a full description of the Transaction, its terms, and other important shareholder information, please see the Management Information Circular filed on www.sedar.com.

Pure Ratios Transaction

In February 2019, the Company signed a binding letter agreement to acquire 100% of Pure Ratios (the "Pure Ratios Transaction"), in a cash and stock transaction. Pursuant to the proposed transaction, the Company will pay Pure Ratios shareholders total consideration of up to $1,000,000 in cash, 3,500,000 shares of Cannex stock, $2,500,000 of contingent cash consideration and the assumption of $500,000 of Pure Ratios’ existing debt for total maximum consideration of $7,000,000, and an additional $1,000,000 capital infusion into the company to fund growth initiatives. Upon closing of the transaction, Cannex will pay the Pure Ratios’ shareholders $1,400,000 in cash with an additional $100,000 per month for six months for total cash consideration of $2,000,000 and will issue 3,500,000 shares of Cannex. All shares issued in the proposed transaction will be subject to a statutory Canadian hold period of four months and a day from the date of issuance.

Additionally, Cannex has extended Pure Ratios a loan of $400,000 by way of a secured convertible promissory note (the "Pure Ratios Note"), as an advance against the anticipated $1,000,000 in growth capital which was to be given at closing. The Pure Ratios Note bears interest at ten percent for six months, and subsequently bear 18% interest until it matures one year from issuance.

The proposed transaction is subject to a number of conditions, including but not limited to, final due diligence by the respective parties, execution of a definitive acquisition agreement which shall supersede the letter agreement, receipt of applicable corporate approvals, and other regulatory and/or governmental approval. There can be no assurance that the proposed transaction will be completed as proposed herein or at all.

In addition to the proposed transaction, Cannex extended Accucanna LLC, an affiliated of Pure Ratios, which owns a soon to be opened cannabis dispensary in Desert Hot Springs, California, a loan of up to $1,500,000 by way of a secured convertible promissory note (the "Accucanna Note"). The Accucanna Note bears interest at 10% for six months, and subsequently bear 18% interest until it matures one year from issuance. To date, Cannex has funded $1,000,000. The use of proceeds of the Note are repayment of other debt, working capital, construction costs, and general corporate purposes.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Nine Months Ended January 31, 2019

Operations

BrightLeaf

BrightLeaf’s business is composed of two primary segments: (1) leasing of turn-key facilities for the growing and/or processing of cannabis; and (2) provision of packaging, branding, non-cannabis input materials, associated consulting services, etc. to licensed cannabis entities in Washington State.

Leasing

BrightLeaf leases two facilities in Washington State: (1) the Tumwater Facility and (2) the Elma Grow.

The Tumwater Facility is made up of two buildings, with total interior area of approximately 116,500 square feet. 9631 Lathrop Industrial Drive is purely devoted to indoor cannabis cultivation (the "Tumwater Grow"), and 9603 Lathrop Industrial Drive is devoted to processing and distribution of cannabis (i.e., weighing, packaging, extracting, creation of edibles, and otherwise creating end products which are sold to licensed cannabis retailers by NWCS, as defined below) ("Tumwater Processing"). The Tumwater Facility is currently leased to and operated by Superior Gardens, LLC (d/b/a Northwest Cannabis Solutions) ("NWCS"), a leading Washington State-licensed cannabis producer/processor.

The Elma Grow is an approximately 60,000 square foot warehouse located at 37 Enterprise Lane, Elma, WA, which is leased from the Port of Grays Harbor under a lease which allows extension for up to 50 years from October 1, 2016. After entering into this lease, BrightLeaf improved the existing warehouse into the Elma Grow, which is a facility devoted only to indoor cannabis cultivation, like the Tumwater Grow. Management believes that the Elma Grow is superior to the Tumwater Grow, because it implements multiple design/functionality improvements which management believes will increase operator yields and improve operator costs. The Elma Grow is leased to and operated by 7Point Holdings LLC ("7Point"), a Washington State-licensed cannabis producer and processor.

For the nine months ended January 31, 2019, revenue from leasing was $6,985,928 compared to $4,204,672 for the nine months ended December 31, 2017 which included eight months of operations.

Packaging, Branding, Consulting Services, Etc.

BrightLeaf also earns revenue by, among other things: (1) providing cannabis growing-related consulting to both NWCS and 7Point; (2) selling NWCS cannabis packaging material, which contain protected intellectual property that BrightLeaf owns; (3) providing purchase agent services which assist 7Point and NWCS in favorably sourcing non-cannabis production inputs such as lights, ballasts, plastics, etc.; and (4) selling and/or leasing cannabis processing and other equipment to NWCS and 7Point.

BrightLeaf also actively develops intellectual property related to cannabis, such as new formulations, recipes, and brands. Management views developing intellectual property a prudent investment for the future, given what management believes to be a growing trend towards cannabis liberalization. Management plans to deploy BrightLeaf-created intellectual property through any cannabis businesses created or acquired by Cannex in other jurisdictions, and to potentially pursue licensing opportunities.

Accordingly, given the long-term nature of BrightLeaf’s intellectual property, which increases expenses in the near-term in order to invest in long-term growth, management does not judge BrightLeaf performance by any specific financial metrics and instead focuses on creation of valuable intellectual property which will be accretive in the long term while remaining a profit center.

Going forward, management anticipates that BrightLeaf will be the main US-based operating subsidiary of Cannex and therefore expects BrightLeaf to bear more "corporate" expenses related to administration, legal, integration of acquisitions, regulatory, licensing applications, etc. Additionally, BrightLeaf’s current intellectual property creations team is expected to become the nucleus for any such efforts throughout Cannex’s future US-based operations to achieve cost synergies in branding, packaging design, and advertising.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Nine Months Ended January 31, 2019

NWCS and 7Point are both owned by persons who are related parties to the Company, as described in more detail below.

For the nine months ended January 31, 2019, revenue from packaging, branding, consulting, etc., activities was $3,144,796 compared to $2,018,347 for the nine months ended December 31, 2017 which included eight months of operations.

Financial

Profit and loss amounts presented below are for the current period, being the nine months ended January 31, 2019, compared to the nine months ended December 31, 2017 which included eight months of operations.

Selected Quarterly Information

The Company was formed by an Amalgamation in March 2018. Accordingly, it does not have a complete history of preparing quarterly financial statements. Initially, the predecessor operations of Cannex Group and BrightLeaf had a September 30 year end. The Company changed its year end to April 30 in conjunction with the Amalgamation to facilitate the preparation of filings. Accordingly, fiscal quarters prior to the Amalgamation do not align with the post-Amalgamation fiscal periods. Furthermore, the Company’s operations did not begin until May 2017, so the first quarter with operations was for the period ended June 30, 2017.

	Revenue	Income (loss)	Basic and
		for the period	diluted income
			(loss)
			per share
Quarter Ended	$	$	$/share

June 30, 2017	1,528,341	(403,027)	(0.05)
September 30, 2017	1,810,673	(815,188)	(0.05)
December 31, 2017	2,884,005	(719,605)	(0.01)
July 31, 2018	3,400,435	2,428,507	0.01
October 31, 2018	3,051,502	696,746	0.00
January 31, 2019	3,678,787	(7,665,094)	(0.04)

Significant variations in the results of operations for each quarter relate to:

  June 30, 2017 – Includes only two months of operations with 116,500 square feet of leased property.

  July 31, 2018 – This is the first period of operations that includes all of the Company’s facilities and public company expenses without any Amalgamation-related costs.

  January 31, 2019 – The loss for the period primarily relates to non-cash activity for derivative liabilities and loan settlements, operating expenses including share-based compensation and consulting and legal fees relating to the transaction with 4Front.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Nine Months Ended January 31, 2019

Results of Operations

Overall, the Company recorded a loss of $4,539,841 for the nine-month period ended January 31, 2019 as compared to a loss of $1,937,820 for the period ended December 31, 2017 (indicated by "2017" in the disclosure below). Although the comparative fiscal period was nine months, it only included eight months of operations as the Company was substantially inactive prior to May 1, 2017. Adjusted EBITDA decreased from $2,917,403 in the comparative period to $2,442,688 in the nine months ended January 31, 2019 (see Adjusted EBITDA below for how these amounts were determined).

Product Sales

Product sales primarily represent sales of finished goods packaging, such as printed boxes, plastic film, backing cards, branded unfilled extract cartridges, branded unfilled battery/cartridge combination units, etc. (collectively referred to as "Packaging"). Packaging sales increased during the period due to: (i) Packaging purchasing ramp up by NWCS to coincide with high anticipated demand, and (ii) cannabis demand seasonality.

Rental Income

Rental income is earned leasing the Company’s facilities to NWCS and 7Point. Rental income was unchanged from previous period. Rent payments for the Elma Grow commenced in December 2017. The rent paid by NWCS for its two facilities escalated to a higher rate starting in January 2018, and 7Point’s rent paid escalated to a higher rate for the facility which it subleases starting in November 2018, under the terms of each company’s respective lease agreement with the Company.

Operating Expenses:

Comments on operating expenses follow:

  Accretion represents the difference between the stated interest rate on the convertible promissory notes and implicit fair value of incurring this debt if there were no conversion feature. It does not represent a cash disbursement to the Company.

  Consulting fees were paid for cannabis growing advisory and similar services.

  Depreciation primarily relates to the Company’s rental properties. Depreciation expense increased after the Elma Grow property was placed into service in September 2017.

  General expenses include office, telephone and similar expenses incidental to the conduct of business. The current period increase is largely a result of corporate activity undertaken by the head office in Vancouver, BC, Canada.

  Foreign exchange gain / loss increased due to more activity at the Company’s head office in Canada where it incurs expenses and holds funds in Canadian dollars. The Company is accordingly exposed to changes in the exchange rate between the US dollar and the Canadian dollar.

  Interest expense relates to the cost of financing the Company through debt. Up until the Amalgamation, the Company was primarily funded by advances from related parties, the majority of which attracted an interest rate of 8% per year. Concurrent with the Amalgamation, the Company repaid $22,532,608 of these loans and borrowed $9,033,022 through convertible promissory notes with a nominal interest rate of 12%. Such convertible promissory notes, with accrued interest, were repaid as part of the GGP transaction described above.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Nine Months Ended January 31, 2019

  Professional fees represent legal, accounting and audit fees. Professional fees increased primarily due to the GGP financing and 4Front Transaction.

  Rent relates to leasing the Elma Grow facility which was placed into service in September 2017. Rent costs were capitalized in the comparative period while the facility was being fitted out.

  Property taxes relate to property taxes for Tumwater and Elma Grow facilities.

  Share-based compensation comprises the fair value of compensatory stock options awarded in December 2017 and October 2018 to directors, employees and consultants. The fair value of stock options was determined using the Black-Scholes option pricing model and is recognized in the financial statements over the vesting periods.

  Shareholder and regulatory expenses include transfer agent and stock exchange fees incurred now that the Company is publicly listed.

  Travel represents costs incurred in connection with the Amalgamation, investigation of new business opportunities and business operations. In the comparative period, the Company did not undertake travel.

  Wages and salaries are paid to managers and operating staff.

  Change in the fair value of derivative liabilities results from convertible promissory notes. This amount represents the change in the fair value of the conversion feature and is determined using the Black- Scholes option-pricing model.

  Income taxes of the US operations are payable only for the period since the Amalgamation. Prior to that, income was taxed in the hands of BrightLeaf’s partners. Income taxes are higher than the nominal rate since the Company is unable to offset Canadian operating losses against its United States operating income. The deferred income tax provision reflects a deferred tax liability arising from BrightLeaf taking accelerated depreciation for tax purposes prior to the Amalgamation that reduced the tax base available for future tax deductions. This provision is not directly result in cash flow and will reverse over time as the assets are depreciated.

Changes in Financial Position

Changes in financial position since the Company’s April 30, 2018 year end primarily relate to the GGP financing, collection of the US$3.5 million note to Ametrine Wellness dba Jetty Extracts receivable, repayment of liabilities due to certain related parties, and repayment of the mortgage secured by the Tumwater Facility.

Liquidity and Capital Resources

At January 31, 2019, the Company had working capital of $15,086,245, including cash of $27,847,191, as compared to working capital of $4,273,674 at April 30, 2018. Other factors affecting near-term liquidity are:

  To the date of this MD&A, the Company has advanced additional capital of $13,000,000 under the 4Front Note, to execute on growth initiatives.

  To the date of this MD&A, the Company has advanced $400,000 to Pure Ratios ahead of the planned acquisition for growth initiatives and general working capital.

At January 31, 2019, 100% of the assets of the Company’s stated in the interim financial statements related to cannabis activity in the U.S.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Nine Months Ended January 31, 2019

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with IFRS, Cannex uses "adjusted EBITDA" which is a non-GAAP financial measure. Cannex believes that adjusted EBITDA helps identify underlying trends in its business that could otherwise be distorted by the effect of certain income or expenses that Cannex includes in Income (loss) for the period. Cannex further believes that adjusted EBITDA provides useful information about core operating results and cash flow generating potential, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by management in its financial and operational decision-making. Adjusted EBITDA should not be considered in isolation or construed as an alternative to income (loss) for the period or any other measure of performance or as an indicator of Cannex’s operating performance. Adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. Adjusted EBITDA represents loss for the period, excluding interest expense, interest income, and income taxes and certain non-cash expenses, consisting of accretion, share-based compensation, depreciation and change in fair value of derivative liabilities that Cannex do not believe are reflective of the core operating performance during the periods presented.

Adjusted EBITDA

A reconciliation of income (loss) to adjusted EBITDA follows:

Nine months ended	January 31, 2019	December 31, 2017
	$	$

Income (loss) for the period	(4,539,841)	(1,937,820)
Accretion	1,036,197	-
Interest expense	1,834,141	1,113,431
Interest income	(221,741)	-
Income taxes	155,000	1,919,930
Share-based compensation	2,125,482	462,505
Depreciation	1,500,430	1,359,357
Gain on loan settlement	2,514,000	-
Change in fair value of derivative liabilities	(1,961,000)	-
Adjusted EBITDA	2,442,688	2,917,403

Three months ended	January 31, 2019	December 31, 2017
	$	$

Income (loss) for the period	(7,665,094)	(719,605)
Accretion	416,197	-
Interest expense	1,187,754	320,626
Interest income	(46,856)	-
Income taxes	(250,000)	-
Share-based compensation	1,155,695	462,505
Depreciation	499,870	731,477
Loss on loan settlement	2,514,000	-
Change in fair value of derivative liabilities	1,811,000	-
Adjusted EBITDA	(377,434)	795,003

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Nine Months Ended January 31, 2019

Management considers adjusted EBITDA to be an important financial measure of the business’ performance. The convertible debt incurred by Cannex as a result of its initial purchase of BrightLeaf, which has been fully repaid as of December 2018 but is still reflected in financial information through the period ending October 31, 2018, was denominated in U.S. dollars, but convertible to shares at C$1.00. Due to IFRS accounting rules, this led to charges to net income which were connected to both the exchange rate fluctuation between the two currencies and the current performance of Cannex’s stock (labelled above as "Accretion" and "Change in fair value of derivative liabilities"), but, notably, not any changes in the underlying operations/business of the Company. Accordingly, management’s view is that adjusted EBITDA, which backs out these charges, is a useful metric in analyzing the underlying financial performance of the business. A fuller explanation of the Company’s accounting for accretion and changes in fair value of derivative liabilities is contained in Note 14 of the Company’s contemporaneous comprehensive financial statements.

Related Party Transactions

The Company does not have employment contracts with certain senior management. In the nine months ended January 31, 2019, the Company paid management fees to companies controlled by insiders as follows: $69,021 (2017 - $nil) to Delu Corp. a company controlled by the Company’s CEO; $69,021 (2017 - $nil) to Equity One Capital Corporation, a company controlled by the Company’s former CFO; and $300,000 (2017 - $nil) to Maha Consulting LLC, a company controlled by the Company’s COO.

The Company pays director fees of C$1,500 per month (C$4,000 to the board chairman) and an additional fee of C$2,000 per month to the chairs of the audit and risk and remuneration and nomination committees. Directors who are also employees of Cannex or a subsidiary do not receive director fees.

NWCS and 7Point have multiple contractual relationships with subsidiaries of the Company and are related to the Company as follows: Vlad Orlovskii, the sole owner of NWCS, holds 2,037,658 common shares and 12,015,565 Class A shares in the Company. Gerald Derevyanny, the sole owner of 7Point, holds 515,000 common shares in the Company, is a member of the board of directors of the Company, and is an employee of BrightLeaf.

On March 1, 2017, NWCS and the Company entered into a commercial gross lease for a 70-month term with two five-year renewal options of the 116,608 square foot Tumwater Facility at a rate of $4.00 per spare foot set to increase January 1 of each year during the initial term by $0.50 per square foot. On June 1, 2017, 7Point and the Company entered into a commercial sublease for a six-year term with one five-year renewal option for the 60,000 square foot Elma Grow at a rate of $4.00 per square foot set to begin December 1, 2017 and increase November 1 of each year during the initial term by $0.25 per square foot.

On January 1, 2018, the Company entered into a service agreement with NWCS engaging Ag Grow Imports LLC ("Ag Grow"), a wholly-owned subsidiary of BrightLeaf, to provide consulting and personnel services for growing and processing for $30,000 per month and to act as exclusive purchasing agent for equipment, machinery, and other supplies for $20,000 per month for a three-year term with automatic renewal for additional three-year terms.

On January 1, 2018, the Company entered into a service agreement with 7Point engaging Ag Grow to provide consulting and personnel services for growing and processing for $10,000 per month and to act as exclusive purchasing agent for equipment, machinery, and other supplies for $5,000 per month for a three-year term with automatic renewal for additional three-year terms.

On January 1, 2018, NWCS and the Company entered into a packaging supply agreement under commercially reasonable pricing terms by which NWCS submits packaging orders for Company-designed packaging sold by NWCS under an exclusive license to use Company brands and recipes in the state of Washington. The packaging supply agreement has an initial term of three years with automatic renewal for additional three-year periods.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Nine Months Ended January 31, 2019

During the nine months ended January 31, 2019, the Company generated product sales of $3,144,796 (December 31, 2017 - $2,018,347) and rental income of $4,780,298 (December 31, 2017 - $4,204,672) from NWCS. During the nine months ended January 31, 2019, the Company generated product sales of $nil (December 31, 2017 - $nil) and rental income of $2,205,000 (December 31, 2017 - $nil) from 7Point.

In the period ended January 31, 2019, the Company paid or accrued interest of $592,013 (December 31, 2017- $939,924) to Arkadi Gontmakher, Leonid Gontmakher, Roman Tkachenko, Vlad Orlovskii, and Oleg Orlovskii. At January 31, 2019, the Company owed $nil (April 30, 2018 - $9,283,194) to related parties on account of convertible promissory notes and derivative liabilities. Subsequently, in December 2018, such promissory notes were fully repaid using the proceeds of the GGP financing described above.

As at January 31, 2019, $nil (April 30, 2018 - $63,343) is owing to related parties on account of compensation and expenses incurred.

As at January 31, 2019, $2,134,365 (April 30, 2018 - $365,887) of total trade receivables were due from NWCS and 7Point.

As at January 31, 2019, the balance of finance leases due from NWCS was $nil (April 30, 2018 - $527,592).

In December 2018, the Company entered into a non-arm’s length consulting agreement with Inverness Advisors LLC ("Inverness"), an affiliate of KEMA Partners LLC, a FINRA member and SEC-registered broker dealer, ("Inverness Agreement") to provide merger and acquisition advisory work connected with the 4Front transaction described above and other projects. Inverness is partially owned by Thomas Peters, a board member of the Company. The Inverness Agreement was approved by non-interested members of the Company’s board, provides for compensation in the amount of $450,000 in December 2018, and a monthly retainer payment of $150,000 thereafter, and is cancellable by either party on five days’ notice. As at January 31, 2019, the Company paid management fees of $600,000 (December 31, 2017 - $nil) to Inverness.

Financial Instruments

The Company’s activities expose it to a variety of financial risks, including foreign exchange risk, interest rate risk, commodity price risk, credit risk and liquidity risk.

Foreign Exchange Risk

The Company is exposed to exchange rate fluctuations between United States and Canadian dollars. Most importantly, the Company’s share price is denominated in Canadian dollars. If the Canadian dollar declines against the United States dollar, the United States dollar amounts available to fund expansion through the exercise of stock options and the C$1.50 warrants issued as part of the Company’s March 2018 subscription receipt offering will be less than originally contemplated.

The interest payable on the Company’s debt is denominated in U.S. dollars. While the Company maintains a head office in Canada where it incurs expenses primarily denominated in Canadian dollars, such expenses are a small portion of overall expenses incurred by the Company.

The convertible debt and warrants issued by the Company as part of the GGP financing are denominated in U.S. dollars. The Company does not have a practice of trading derivatives and does not engage in "natural hedging."

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Nine Months Ended January 31, 2019

Interest Rate Risk

The Company’s borrowings are tied to LIBOR, with a LIBOR floor value of 2.5% and a ceiling of 5%. So, the Company is exposed to a certain degree of interest rate fluctuation, but such exposure is limited by the contractual LIBOR ceiling. The Company’s borrowings are material in relation to its assets and so the Company is exposed to interest rate fluctuations when and if the debt instruments are renewed.

Credit Risk

Cannex manages credit risk by trading with recognized creditworthy parties. In addition, it monitors receivable balances with the result that the Company’s exposure to impaired receivables is generally not significant.

Liquidity Risk

The Company manages liquidity risk by maintaining adequate cash balances. If necessary, it may raise funds through the issuance of debt, equity, or monetization of non-core assets. To ensure that there is sufficient capital to meet obligations, the Company continuously monitors and reviews actual and forecasted cash flows and matches the maturity profile of financial assets to development, capital and operating needs.

Future accounting policy changes

The following new standards, and amendments to standards and interpretations, are not yet effective for the current period and have not been applied in preparing these financial statements. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below

  IFRS 9 – Financial Instruments: On May 1, 2018, the Company adopted the new accounting standard IFRS 9. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to financial liabilities is unchanged. As a result of the adoption of this standard, the Company has changed its accounting policy for financial assets retrospectively, for assets that were recognized at the date of application. The change did not impact the carrying value of any financial assets on the transition date.

  IFRS 15 – Revenue from Contracts with Customers: On May 1, 2018, the Company adopted the new accounting standard IFRS 15 to all contracts using the modified retrospective approach. The Company has concluded that there is no significant impact resulting from the application of the new revenue standard on its consolidated financial statements. Under the new revenue standard, the Company’s revenue continues to be recognized when products are delivered to the customer, which is also the moment when control of the products is transferred, and when there is no unfulfilled obligation that could affect the customer’s acceptance of the products. Delivery occurs when the products have been shipped to the specific location, the risks of loss have been transferred to the customer and the customer has accepted the products in accordance with the sales contract.

  IFRS 16 - Leases: IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring that lessees recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has an insignificant value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 was issued in January 2016 and will be applicable to the Company’s fiscal period beginning May 1, 2019, although early adoption is permitted. The Company does not intend to early adopt this standard and is currently evaluating the impact of adopting this standard on the consolidated financial statements. The Company expects that it will recognize additional assets and liabilities as a result of the leasing arrangements currently entered or to be entered by its subsidiaries. The full extent of the impact of adoption of the standard has not yet been determined and management will continue to assess the impact as fiscal approaches.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Nine Months Ended January 31, 2019

  IFIC 23: This standard clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. The Company does not expect that the adoption of this standard will have a material effect on the Company’s consolidated financial statements.

Critical accounting estimates

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements within the next financial year are the same as those applied to the Company’s April 30, 2018 audited financial statements.

The Company makes critical judgments in the determination of property, plant and equipment, inventory, share-based compensation, fair value of financial instruments and impairment.

Share Capital

The Company has two classes of shares, common shares and Class A restricted voting shares ("Class A shares"). The Class A shares are entitled to attend shareholder meetings and receive dividends but cannot vote for the election or removal of the Company’s directors. Class A shares make up roughly 60% of the total issued and outstanding shares of the Company.

Each Class A shares may be converted into one common share by board action, subject to certain potential restrictions mainly involving Cannex preserving its "foreign private issuer" status under U.S. securities law. The 96,521,734 Class A shares were issued as part of the Amalgamation.

The following summarizes outstanding share capital and potential dilutive factors at the date of this MD&A:

  Shares - At January 31, 2019 and the date of this report, there are 87,192,203 common shares and 96,521,734 Class A shares issued and outstanding.

  Stock Options - At January 31, 2019, there were stock options to purchase up to 13,225,000 common shares outstanding and the date of this report, there are stock options to purchase up to 13,425,000 common shares outstanding.

  Warrants - At January 31, 2019 and the date of this report there are share purchase warrants outstanding to purchase up to 39,283,543 common and/or Class A shares in the following amounts:

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Nine Months Ended January 31, 2019

1,652,279 broker warrants at C$1.00

24,109,936 warrants at C$1.50

13,521,328 warrants at C$1.64

Convertible debt – The GGP financing is the only convertible debt currently issued by the Company. Such debt, if converted as of the date of the MD&A, would have resulted in the issuance of approximately 38,554,217 shares.

Common Shares

The Company did not issue any shares in the period ended January 31, 2019.

Warrants

In November 2018, the Company issued 13,521,328 warrants as part of the GGP Financing in the following amounts:

  7,000,000 warrants at $1.00

  4,511,278 warrants at $1.33

  2,010,050 warrants at $1.99

Stock Options

In October 2018, the Company granted 1,975,000 options to directors, employees and consultants of the Company. The options are exercisable at C$1.00 per share until October 2023.

In February 2019, the Company granted 200,000 options to an investor relations provider. The options are exercisable at C$1.00 per share until February 2024 and vest in two equal instalments on February 1, 2019 and May 1, 2019.

Forward-Looking Statements

This MD&A may contain "forward-looking statements" which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, conclusions of economic assessments of cannabis projects, requirements for additional capital, sources and timing of additional financing, and proposed transactions.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect", "budget", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

The Company’s management periodically reviews information reflected in forward-looking statements. The Company has and continues to disclose in its MD&A and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the above discussions and analysis may not necessarily indicate future results from operations.

Risks and Uncertainties

The most significant trends and uncertainties which management expects could impact its business and financial condition are (i) the changing legal and regulatory regime which regulates the production and sale of cannabis and cannabis related products; (ii) the ability of companies who may receive funds from the sale of cannabis and cannabis related products to adequately track and legally transfer such funds; (iii) the ability of companies to raise adequate capital; (iv) market risks of continued competition in its primary market of Washington, leading to further price/margin compression and potentially hampering the ability of the operating cannabis companies which the Company contracts with performing on their obligations; and (v) the Company relies on third-party suppliers, manufacturers, and contractors which, due to the uncertain regulatory landscape for regulating cannabis in the U.S., may elect, at any time, to decline or withdraw services necessary to the Company’s operations.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Nine Months Ended January 31, 2019

Inability to Access Public or Private Capital

The Company has historically had, and continues to have, access to equity and debt financing from the public and prospectus-exempt (private placement) markets. Given the illegality of marijuana under U.S. federal law, there is no guarantee that the Company will continue to have access to public or private capital. Although there has been an increase in the amount of private financing available over the last several years, there is neither a broad nor deep pool of institutional capital that is available to cannabis license holders and license applicants. There can be no assurance that additional financing, if raised privately, will be available to the Company when needed or on terms that are acceptable. The Company’s potential inability to raise financing to fund capital expenditures or acquisitions could limit its growth and may have a material adverse effect on future profitability. Commercial banks, private equity firms and venture capital firms have approached the cannabis industry cautiously to date. However, there are increasing numbers of high net worth individuals and family offices that have made meaningful investments in companies and projects similar to the Company’s projects.

Legal and Regulatory Trends

The Company’s flagship investments are in Washington State and currently management expects the legal and regulatory regimes in the United States (on a federal level), Washington State, and Canada to be the most relevant to its business.

United States

In the United States, 33 states and Washington D.C. have legalized medical marijuana, while ten states and Washington, D.C. have also legalized recreational marijuana. Although cannabis currently remains a Schedule I drug under federal law, the U.S. Department of Justice issued a memorandum, known as the "Cole Memorandum", on August 29, 2013 to the U.S. Attorneys’ offices (federal prosecutors) directing that individuals and businesses that rigorously comply with state regulatory provisions in states that have strictly-regulated legalized medical or recreational cannabis programs should not be a prosecutorial priority for violations of federal law. This federal policy was reinforced by passage of a 2015 federal budget bill amendment (passed in 2014) known as the Rohrabacher-Farr Amendment that prohibits the use of federal funds to interfere in the implementation of state medical marijuana laws. This bill targets Department of Justice funding, which encompasses the Drug Enforcement Agency and Offices of the United States Attorneys. This bill shows the development of bi-partisan support in the U.S. Congress for legalizing the use of cannabis. It is anticipated that the federal government will eventually repeal the federal prohibition on cannabis and/or allow the states to decide for themselves whether to permit regulated cannabis cultivation and sale, just as states are largely free today to decide policies governing the distribution of alcohol or tobacco. On January 4, 2018, the U.S. Department of Justice rescinded the Cole Memorandum. Given that the Cole Memorandum was never legally binding, the U.S. Department of Justice continues to have discretion to enforce federal drug laws.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Nine Months Ended January 31, 2019

Marijuana is illegal under U.S. federal law and enforcement of relevant laws is a significant risk to the Company.

Under U.S. federal law it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from marijuana sales or the sale of any other Schedule I substance. Canadian banks are also hesitant to deal with cannabis companies, due to the uncertain legal and regulatory framework of the industry. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses. Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy. Despite these laws, the U.S. Treasury Department issued a memorandum in February 2014 outlining the pathways for financial institutions to bank marijuana businesses in compliance with federal law. Under these guidelines, financial institutions must submit a "suspicious activity report" (SAR) as required by federal anti-money laundering laws. These marijuana related SARs are divided into three categories: marijuana limited, marijuana priority, and marijuana terminated, based on the financial institution’s belief that the marijuana business follows state law, is operating out of compliance with state law, or where the banking relationship has been terminated. In the U.S., a bill has been tabled in Congress to grant banks and other financial institutions immunity from federal criminal prosecution for servicing marijuana-related businesses if the underlying marijuana business follows state law. This bill has not been passed and there can be no assurance with that it will be passed in its current form or at all. In both Canada and the United States, transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape.

Political and regulatory risks also exist due to the presidential administration of Donald Trump. The President’s positions on cannabis regulation have been difficult to discern. On November 7, 2018, Attorney General Jeff Sessions, a noted cannabis law reform skeptic, resigned. President Trump has appointed William Barr, who served as Attorney General in the presidential administration of George H.W. Bush from 1991 to 1993. Mr. Barr’s views on cannabis are unknown. It remains unclear what stance the U.S. Department of Justice under the new administration might take toward legalization efforts in U.S. states, but federal enforcement of the CSA and other applicable laws is possible.

Despite the legal, regulatory, and political obstacles the marijuana industry currently faces, the industry has continued to grow.

Washington State

Legislative History

Washington has authorized the cultivation, possession, processing, wholesaling, and retail sale of marijuana by certain licensed Washington businesses. The Washington State Liquor and Cannabis Board ("WSLCB") regulates Washington’s marijuana regulatory program. BrightLeaf is advised by legal counsel and/or other advisors in connection with Washington’s marijuana regulatory program. BrightLeaf only engages in transactions with Washington marijuana businesses that hold licenses that are in good standing and in compliance with Washington’s marijuana regulatory program. To the extent required by Washington’s marijuana regulatory program, BrightLeaf has fully disclosed and/or registered its and/or its subsidiaries relationships with Washington marijuana businesses.

Licensing Requirements

Every individual with an ownership or equity interest, with a right to receive a percentage of gross or net profits, or who exercises control over a licensed marijuana operator must apply for licensing with the WSLCB and be approved. Each applicant must be over 21 years of age and a Washington resident.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Nine Months Ended January 31, 2019

An applicant must provide the WSLCB with the applicant’s organizational and operational documents, including the entity’s operating agreement and a detailed operating plan, in order to verify that the proposed business meets the minimum requirements for licensing.

An applicant must provide the WSLCB the applicant’s financial statements to verify the source of funds for the business, including any acquisition agreements and any agreements for the development of an operating marijuana business, as well as financial documents verifying the source of funds for all purchases of and material changes to the business. An applicant must disclose any financiers which are providing funds to be used by the marijuana business, and such financiers, except banks and other financial institutions, are subject to a substantially similar application process through the WSCLB. An applicant must provide the WSLCB the applicant’s and the applicant’s spouse’s personal and criminal history, including fingerprints for the submission of a criminal records background check with the Washington State Patrol and the U.S. Federal Bureau of Investigation. Conviction for certain serious crimes, or over a certain amount of convictions for more minor crimes, may disqualify an applicant from holding a marijuana license.

Any change in the initial ownership of a cannabis entity must receive prior approval through the WSLCB, and undergoes a review of the same rigor and breadth as an initial application.

Operations

Current Cannex operations, through BrightLeaf, are only in Washington State, so Cannex is currently more exposed to Washington-specific risks. Management has observed, through third-party analyst reports, conversations with other industry participants, visits to Washington retail stores, and conversations with NWCS and 7Point employees, that prices for cannabis products have contracted sharply since roughly January 2018. Management does not have visibility into the exact cause of such compression, but does note that, to management’s knowledge, Washington State has by far the most granted recreational cannabis production/processing licenses of any state which has legalized cannabis in any form, and was recently noted by BDS Analytics (a cannabis-specific multi-state analytics company) as having the lowest wholesale price per pound of cannabis of any state which currently has a state-legalized market for cannabis, at under $800 wholesale.

This pricing compression adversely affects the profitability and cash-flow generating abilities of Cannex’s tenants NWCS and 7Point and has led to occasional delayed payment of portions of rent. If current trends worsen, NWCS and/or 7Point could potentially be unable to pay the full amount of current rent charged by the Company, current markups on non-cannabis inputs sold by Ag Grow, afford Ag Grow consulting services, etc. Management is monitoring the situation in Washington, and actively seeking to expand operations into other states to diversify Washington-specific risk. Management continues to consult with NWCS and 7Point to help them streamline operations, improve profitability, and be in an advantageous position should market trends reverse.

In January 2019, NWCS received an administrative violation notice from the WSLCB. Per the WSLCB, "[a]ll license holders have due process and if a business receives an Administrative Violation Notice or AVN there are several options for remedy including accept the recommended penalty, request a settlement conference or request an administrative hearing before an administrative law judge." NWCS reports that day to day operations are not affected. Approximately 600 AVNs and written warnings are issued by the WSLCB each year with many of these AVNs covering the type of alleged violation issued to NWCS. Many are settled or dismissed for lesser penalties, even though, as in the case of NWCS, a possible outcome could be a loss of license. The stated penalty for NWCS’ violation is loss of license.

BrightLeaf and BrightLeaf’s subsidiaries, Real Estate Properties, LLC, Fuller Hill Development Co. LLC, and Ag Grow Imports LLC and the business licensees contracting with such subsidiaries (including NWCS and 7Point) are in compliance with Washington’s marijuana regulatory program. The Company and its legal counsel continuously monitor statements and guidance issued by U.S. attorney regarding the risk of enforcement and the Company’s compliance with state regulations.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Nine Months Ended January 31, 2019

Canadian Securities

On February 8, 2018, the Canadian Securities Administrators published Staff Notice 51-352 (Revised) Issuers with U.S. Marijuana-Related Activities ("Staff Notice 51-352") which provides specific disclosure expectations for issuers that currently have, or are in the process of developing, cannabis-related activities in the United States as permitted within a particular state’s regulatory framework. All issuers with United States cannabis-related activities are expected to clearly and prominently disclose certain prescribed information in prospectus filings and other required disclosure documents. As a result of the Company’s investments in certain United States entities, the Company is subject to Staff Notice 51-352.

Joyce Amendment

On May 17, 2018 the U.S. House of Representatives Appropriations Committee approved the inclusion of the Rohrabacher-Blumenauer Amendment (previously, the Rohrabacher Farr Amendment), which adds a provision to prohibit the U.S. Department of Justice from using funding to prevent states from implementing medical marijuana laws through the end of fiscal year 2019, known as the "Joyce Amendment".

2018 Farm Bill

In December 2018, President Trump signed the 2018 Farm Bill, which contained certain provisions legalizing the production, extraction, interstate commerce of, etc. industrial hemp. Industrial hemp is defined as hemp which contains less than 0.3% tetrahydrocannabinol ("THC"), the cannabinoid most commonly associated with intoxication which is contained within cannabis and hemp plants, on a dry weight basis.

This bill legalizes U.S. hemp for production and sale across state lines for research and commercial uses for all hemp that meets all the following criteria:

  the hemp contains less than 0.3% THC;

  the producer of the hemp is licensed by the state where it was grown; and

  the state where it was grown has a hemp program approved by the USDA.

Each state is allowed to submit a hemp regulatory program for USDA approval. The USDA will be working on reviewing submitted programs and constructing a hemp regulatory program for all states with no submitted program. No programs are currently approved by the USDA. Once a program is approved, producers may apply for licenses under the program and sell hemp legally for all purposes after the license is obtained.

Hemp is a genetically related plant to cannabis and has long been prohibited based at least in part on its similarity to cannabis, which tends to contain significantly higher amounts of THC than hemp. Hemp, unlike cannabis plants which tend to be richer in THC, is the most common source of cannabidiol ("CBD"). Research suggests that CBD is a non-psychoactive cannabinoid which may have several therapeutic effects. CBD is increasingly becoming popular as a wellness product, and its usage as an adjunct to THC is increasing as well.

Management believes hemp legalization is positive for a number of reasons: (1) CBD source material will likely become cheaper, leading to lower cost basis in certain CBD-infused products sold by NWCS; and (2) hemp legalization suggests liberalizing legislator and executive attitudes towards cannabis.